10027182

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65293

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Joseph Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

501 Fifth Avenue, #1605
(No. and Street)

New York (City) — New York (State) — 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Ross — 212-682-6105
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

SEC Mail Processing Section

MAR 01 2010

Washington, DC 107

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Halpern & Associates,
(Name – *if individual, state last, first, middle name*)

218 Danbury Road (Address) — Wilton (City) — CT (State) — 06897 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Michael Ross, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Joseph Capital, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Michael P. Ross
Signature

President
Title

Notary Public

PAUL C. DIBETTA
NOTARY PUBLIC
STATE OF NEW JERSEY
MY COMMISSION EXPIRES APRIL 19, 2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Joseph Capital LLC

Statement of Financial Condition
December 31, 2009

Halpern & Associates, LLC
Certified Public Accountants and Consultants
218 Danbury Road • Wilton, CT 06897 • (203) 210-7364 • FAX (203) 210-7370 • info@Halpernassoc.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Joseph Capital, LLC

We have audited the accompanying statement of financial condition of Joseph Capital, LLC, (the "Company") as of December 31, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Joseph Capital, LLC as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Halpern & Associates, LLC

Wilton, Connecticut
February 19, 2010

Joseph Capital LLC

Statement of Financial Condition
December 31, 2009

Assets		
Cash	$	31,773
Fixed assets at cost, net of depreciation of $6,693		9,848
Other assets		8,472
Total assets	$	50,092
Liabilities and Member's Equity		
Accrued expenses	$	12,796
Deferred income		2,500
Total liabilities		15,296
Member's equity		34,796
Total liabilities and member's equity	$	50,092

The accompanying notes are an integral part of these financial statements.

1. Nature of Operations

Joseph Capital LLC, a Delaware limited liability company, (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly-owned subsidiary of Joseph Advisors Ltd. ("Advisors").

The Company was organized primarily to originate and place private equity transactions and provide capital raising services to the hedge fund industry. In addition, it conducts a referral business which involves making trade recommendations in over-the-counter (OTC) fixed income derivative transactions, as well as sovereign securities, asset backed securities, listed futures, and volatility products based on the aforementioned products to institutional or very high net worth customers, on a strictly discretionary basis.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker/dealer, clearing organization, fund manager, customer and/or counterparty with which it conducts business.

2. Summary of Significant Accounting Policies

Basis of Presentation
These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and cash equivalents
The Company considers its investments in money market accounts to be cash equivalents.

Fixed assets
Fixed assets are recorded at cost, net of accumulated depreciation, which is calculated on a straight-line basis over estimated useful lives of five to seven years.

Income Taxes
The Company is a wholly-owned limited liability company and is therefore treated as a disregarded entity for tax purposes.

In accordance with GAAP, management is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce net assets. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. It must be applied to all existing tax positions upon initial adoption and the cumulative effect, if any, is to be reported as an adjustment to net assets as of January 1, 2009. Based on its analysis, Management has determined that the adoption of this policy did not have a material impact on the Company's financial statements upon adoption. However, Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties, if assessed. No interest expense or penalties have been assessed for the year ended December 31, 2009.

3. Fixed Assets

Fixed assets at December 31, 2009 consists of:

Computer equipment	$ 7,300
Furniture and fixtures	5,836
Phone Equipment	3,405
	16,541
Less: Accumulated depreciation and amortization	(6,693)
	$ 9,848

Depreciation expense for the year ended December 31, 2009 was approximately $2,975.

4. Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of approximately $16,000 which exceeded the required net capital by approximately $11,000. The ratio of aggregate indebtedness to net capital, at December 31, 2009 was 1 to 1.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 under section (k)(2)(i) of that rule.

5. Concentration

One customer generated a significant portion of fee revenue reported in the Statement of Income in 2008. The revenue concentration is summarized as follows:

Total fee income	$	823,634
Concentrated revenue		650,000
Percentage of total fee revenue		79%

6. Commitment

The Company leases office space under a non-cancellable lease agreement expiring July 13, 2010. Future minimum lease payments pertaining to this agreement are as follows:

2010	$	21,083

7. Subsequent events

The Company has evaluated subsequent events for the purpose of recognition or disclosure through the date that the financial statements were available for issuance, February 19,2010.

Joseph Capital LLC

SIPC REPORT PURSUANT TO SECURITIES AND EXCHANGE COMMISSION RULE 17a-5(e)(4)

FOR THE FISCAL PERIOD BEGINNING APRIL 1, 2009 and ENDING DECEMBER 31, 2009

Halpern & Associates, LLC
Certified Public Accountants and Consultants
218 Danbury Road • Wilton, CT 06897 • (203) 210-7364 • FAX (203) 210-7370 • Info@Halpernassoc.com

INDEPENDENT AUDITORS' REPORT ON THE SIPC ANNUAL ASSESSMENT REQUIRED UNDER SEC RULE 17a-5(e)(4)

To the Member of
Joseph Capital LLC

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Commission, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2009, which were agreed to by Joseph Capital LLC. (the "Company"), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, Inc., solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursements record entries, noting no differences;

2. Compared the amounts reported on Form X-17A-5 for the nine month period from April 1, 2009 through December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the nine month period from April 1, 2009 through December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences and;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Halpern & Associates, LLC

Wilton, Connecticut
February 19, 2010

Joseph Capital LLC

SIPC - 7T - General Assessment	$	1,715
Less amounts paid:		
January 2009		150
Total payments through December 31, 2009		150
Amount due with Form SIPC-7T - paid in February 2010	$	1,565

SIPC Collection Agent: Securities Investor Protection Corporation